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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                         Magellan Health Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   559079-10-8
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                                 (CUSIP Number)

                          Michael A. Gerstenzang, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 19, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559079-10-8                  13D                   Page 2 of 126 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     TPG Advisors II, Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3


________________________________________________________________________________
4    SOURCE OF FUNDS*

     00 - Contributions of Partners of Affiliates
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    8,045,333 (See Items 4 and 5.)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    8,045,333 (See Items 4 and 5.)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,045,333 (See Items 4 and 5.)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.1% (See Items 4 and 5.)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.

     This statement relates to the common stock, par value $0.25 per share (the "Common Stock"), of Magellan Health Services, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 3414 Peachtree Road, N.E., Suite 1400, Atlanta, Georgia 30326.

Item 2.   Identity and Background.

     This statement is filed by TPG Advisors II, Inc. ("TPG Advisors"). The address of the principal business and office of TPG Advisors is 201 Main Street, Suite 2420, Fort Worth, Texas 76102.

     TPG Advisors is a Delaware corporation, the principal business of which is to serve as the general partner of TPG GenPar II, L.P., a Delaware limited partnership ("TPG GenPar"), and as the general partner of TPG 1999 Equity Partners, L.P., a Delaware limited partnership ("TPG 1999"), which is engaged in making investments in which TPG (as defined below) invests. The principal business of TPG GenPar to serve as the general partner of TPG Partners II, L.P., a Delaware limited partnership ("TPG"), TPG Parallel II, L.P., a Delaware limited partnership ("TPG Parallel"), TPG Investors II, L.P., a Delaware limited partnership ("TPG Investors"), and other related entities engaged in making investments in securities of public and private corporations. TPG, TPG Parallel, TPG Investors, TPG 1999 and TPG Magellan (as defined below) are collectively referred to herein as the "TPG Parties".

     The executive officers and directors of TPG Advisors are David Bonderman (director and President), James Coulter (director and Vice President), William Price (director and Vice President), Richard Schifter (Vice President) and James O'Brien (Vice President, Treasurer and Secretary), each of whom is a natural person. No other persons control the TPG Parties, TPG GenPar or TPG Advisors.

     David Bonderman has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Bonderman's principal occupation is as a director and President of TPG Advisors. Mr. Bonderman is a citizen of the United States.

     James Coulter has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Coulter's principal occupation is as a director and Vice President of TPG Advisors. Mr. Coulter is a citizen of the United States.

     William Price has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Price's principal occupation is as a director and Vice President of TPG Advisors. Mr. Price is a citizen of the United States.

     Richard Schifter has his business address at 1133 Connecticut Avenue, N.W., Washington, D.C. 20036. Mr. Schifter's principal occupation is as a Vice President of TPG Advisors. Mr. Schifter is a citizen of the United States.

     James O'Brien has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. O'Brien's principal occupation is as a Vice President, Secretary, and Treasurer of TPG Advisors. Mr. O'Brien is a citizen of the United States.

     During the last five years, TPG Advisors has not nor, to the best knowledge of TPG Advisors, have TPG GenPar or the executive officers or directors of TPG Advisors been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, TPG Advisors has not nor, to the best knowledge of TPG Advisors, have TPG GenPar or such individuals been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     As more fully described under Item 4 below, TPG Magellan LLC, a Delaware limited liability company ("TPG Magellan"), the sole member of which is TPG, and the Company have entered into the Investment Agreement (as defined below), pursuant to which TPG Magellan has agreed to purchase the Preferred Stock (as defined below) for aggregate consideration of $75,425,000 in cash. TPG Magellan currently intends to assign its right to purchase the Preferred Stock to TPG, TPG Parallel, TPG Investors and TPG 1999. It is currently anticipated that the funds required for the purchase of Preferred Stock by the TPG Parties will be obtained from general funds available to the TPG Parties and their affiliates. The required funds will be reduced if TPG Magellan assigns to persons not affiliated with it its right to purchase Preferred Stock as described under Item 4 below.

Item 4.   Purpose of Transaction.

     On July 19, 1999, TPG Magellan and the Company entered into an Investment Agreement (the "Investment Agreement") providing for, among other things, the purchase by TPG Magellan from the Company of (i) 59,063 shares of the Company's Series A Cumulative Convertible Preferred Stock, no par value (the "Series A Preferred Stock") and (ii) 16,362 shares of the Company's Series B Cumulative Convertible Preferred Stock, no par value (the "Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Preferred Stock"). The aggregate purchase price to be paid for the Preferred Stock by the TPG Parties (see "Assignment of Rights" below) pursuant to the Investment Agreement is $75,425,000 in cash.

     Series A Preferred Stock. The Series A Preferred Stock will have a liquidation preference of $1,000 per share (plus accumulated and unpaid dividends), and will accumulate dividends at a rate of 6.50% per annum. Dividends may be paid in cash or, subject to certain restrictions (including the Shareholder Approval (as defined)), Common Stock. The Series A Preferred Stock is convertible into 6,300,053 shares of Common Stock at an adjusted conversion price of $9.375 at any time at the option of the holders or, if the trading price of the Common Stock exceeds 200% of the adjusted conversion price over a specified time period, at the option of the Company. The Series A Preferred Stock will be mandatorily redeemable at a price equal to its liquidation preference plus accrued and unpaid dividends on the tenth anniversary of its original issuance. In addition, the shares of Series A Preferred Stock may be exchanged in certain circumstances at the option of the Company, in whole and not in part, for debentures having terms and provisions comparable to those of the Series A Preferred Stock.

     The Series A Preferred Stock will entitle the holders thereof to vote together with holders of Common Stock (and any holders of shares of Series B Preferred Stock entitled to vote) as a single class. In the aggregate, the holders of Series A Preferred Stock will have 6,300,053 votes (representing the number of shares of Common Stock into which the Series A Preferred Stock is convertible).

     Series B Preferred Stock. The Series B Preferred Stock will have a liquidation preference of $1,000 per share (plus accumulated and unpaid dividends), and will accumulate dividends at a rate of 6.50% per annum (if the Shareholder Approval (as defined below) is received on or prior to March 5, 2000 and from and after such time as the Shareholder Approval is received) or 12.00% (if the Shareholder Approval is not received on or prior to March 5, 2000 until such time as the Shareholder Approval is received). The Series B Preferred Stock will be mandatorily redeemable at a price equal to its liquidation preference plus accrued and unpaid dividends on the tenth anniversary of its original issuance and will be convertible into Common Stock at the option of the holders at any time following the Shareholder Approval at an adjusted conversion price of $9.625 (if the Shareholder Approval is received on or prior to March 5, 2000) or $9.125 (if the Shareholder Approval is received after March 5, 2000) or, if the trading price of the Common Stock exceeds 200% of the adjusted conversion price over a specified time period, at the option of the Company. In addition, the shares of Series B Preferred Stock may be exchanged in certain circumstances at the option of the Company, in whole and not in part, for debentures having terms and provisions comparable to those of the Series B Preferred Stock.

     The Series B Preferred Stock will entitle the holders thereof to vote together with holders of Common Stock (and any holders of shares of Series A Preferred Stock) as a single class following the Shareholder Approval. The holders of Series B Preferred Stock will have 1,699,948 votes (if the Shareholder Approval is approved on or prior to March 5, 2000) or 1,794,079 votes (if the Shareholder Approval is received subsequent to March 5, 2000), such number in either case representing the number of shares of Common Stock into which the Series B Preferred Stock will be convertible following the Shareholder Approval.

     The Company has agreed to seek the consent of its shareholders regarding the matters described below (the "Shareholder Approval") at its annual meeting of shareholders to be held in 2000 and at each meeting of its shareholders thereafter until the Shareholder Approval is obtained. Shareholders (excluding the holders of the Series A Preferred Stock) will be asked to consent to: (i) the convertability of the Series B Preferred Stock into Common Stock, (ii) the vesting of voting rights in the Series B Preferred Stock and (iii) the issuance of Common Stock in respect of accrued and unpaid dividends on the Preferred Stock. Pending receipt of the Shareholder Approval, the purchase price for the Series B Preferred Stock, $16,362,000, will be put into escrow. If the Shareholder Approval is obtained on or before March 5, 2000, the shares of Series B Preferred Stock will be issued to the TPG Parties and the escrowed purchase price will be released to the Company. If the Shareholder Approval is not obtained on or before March 5, 2000, the TPG Parties will have the option of recovering the escrowed purchase price or taking the shares of Series B Preferred Stock under the terms set forth above. If the Series B Preferred Stock is not purchased or, if purchased without voting rights, until the Shareholder Approval is received, the TPG Parties will own 16.5% of the voting securities of the Company. If the Shareholder Approval is received, the TPG Parties will own 20.1% of the voting securities of the Company.

     Upon a Change of Control (as defined in the Investment Agreement), the holders of the Preferred Stock may "put" their shares to the Company at 101% of the stated value plus accumulated and unpaid dividends.

     The sale of the Preferred Stock to the TPG Parties will entitle an existing holder of Common Stock to exercise preemptive rights with respect to the Preferred Stock.

     Governance. For so long as the TPG Parties are entitled to designate an Investor Nominee (as defined below), the Investment Agreement provides that the Company will cause its Board of Directors (the "Board") to consist of between 7 and 12 members, and to cause three individuals designated by the TPG Parties (the "Investor Nominees") to be elected as directors of the Company. At each annual meeting of the Company's shareholders following the issuance of the Series A Preferred Stock, the Company is required to use its best efforts, subject to the fiduciary duties of the Board, to cause the election of Investor Nominees then up for election. In addition, each committee of the Board will be required generally to include among its members at least one Investor Nominee. The TPG Parties shall not be entitled to designate Investor Nominees if they beneficially own, in the aggregate, less than 50% of their original investment. The rights of the TPG Parties to designate and elect Investor Nominees are not assignable to persons other than affiliates of the TPG Parties.

     The terms of the Preferred Stock will provide that if the Company defaults in its obligation to redeem shares of Preferred Stock or pay dividends payable on the Preferred Stock when due, then, for so long as such default shall continue, the holders of Series A Preferred Stock and, if then entitled to vote, the Series B Preferred Stock, voting together as a single class, may elect two additional directors to the Board of Directors. In addition, for so long as the TPG Parties beneficially own 50% or more of their original investment, if a default or event of default giving an acceleration right occurs under any debt instrument of the Company pursuant to which $10,000,000 or more is outstanding and is not cured within 75 days, the holders of the Preferred Stock shall be entitled to elect a majority of the Board.

     The Investment Agreement also contains covenants which restrict the ability of the Company to take certain significant actions without the consent of the TPG Parties, including the declaration or payment of dividends, purchase of its securities, incurrence of indebtedness, major acquisitions or dispositions of assets and certain issuances of equity securities. These restrictive covenants will terminate at such time as the TPG Parties and their affiliates beneficially own less than 50% of the TPG Parties' original investment.

     Standstill Provisions. The Investment Agreement also provides that for a period of two years following the purchase and sale of the Preferred Stock (the "Standstill Period"), the TPG Parties and their affiliates will not, without the prior approval of the Board, acquire the Company's voting stock and will not take certain other actions relating to a change of control of the Company, including the formation of a "group" as defined in Section 13(d) of the Securities Exchange Act of 1934 and the solicitation of proxies. The standstill provisions are subject to certain exceptions, including in circumstances in which the Board has solicited the interest of a third party with respect to a possible sale of the Company. Notwithstanding the above-described standstill arrangements, the TPG Parties may, during the Standstill Period, acquire additional voting securities of the Company representing up to 10% (or 15% if the Series B Preferred Stock is not purchased) of the voting power of the Company's voting securities provided that the TPG Parties and their affiliates will not thereafter own in excess of 34.9% of the voting power of the outstanding securities of the Company. The TPG Parties intend to consider additional purchases of voting securities of the Company in compliance with these restrictions.

     Conditions to Closing. The obligations of the TPG Parties to purchase the Preferred Stock is subject to the satisfaction and waiver of certain conditions, including among other things the receipt of applicable regulatory approvals, the expiration of the statutory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and the nonoccurrence of a Material Adverse Effect (as defined).

     Termination. The Investment Agreement may be terminated by either the TPG Parties or the Company if: the closing of the purchase and sale of the Preferred Stock has not occurred on or before September 30, 1999; any governmental entity has issued a judgment, injunction, order or decree or taken other action enjoining the transactions contemplated by the Investment Agreement; or the TPG Parties and the Company mutually agree in writing. The Investment Agreement may be terminated by the TPG Parties if the Company violates its covenant not to solicit Alternative Transactions (as defined), in which case the TPG Parties will be entitled to receive a termination fee.

     Assignment of Rights. The Investment Agreement provides that TPG Magellan may assign its rights under the Investment Agreement to its affiliates and, prior to the closing of the sale of the Preferred Stock may assign its right to purchase up to 49% of the Preferred Stock to nonaffiliates. TPG Magellan presently intends to assign its rights under the Investment Agreement to TPG, TPG Investors, TPG Parallel and TPG 1999.

     Registration Rights Agreement. Concurrently with entering into the Investment Agreement, the Company and TPG Magellan entered into a Registration Rights Agreement dated as of July 19, 1999 (the "Registration Rights Agreement"), pursuant to which the Company has agreed to establish a shelf registration for the resale by the TPG Parties of the Preferred Stock and the underlying Common Stock. In addition, the Company has granted to the TPG Parties certain "demand" and "piggyback" registration rights with respect to the Preferred Stock and the underlying Common Stock. These registration rights are subject to certain customary blackout and cutback provisions, and are accompanied by customary indemnification provisions.

     General. The provisions of the Investment Agreement (including the forms of certificates of designation with respect to the Preferred Stock attached as exhibits thereto) and the Registration Rights Agreement are set forth in full in those documents which are filed as Exhibits 2 and 3 to this Schedule, and which are incorporated herein in their entirety by this reference in response to this Item. The foregoing description of the terms and provisions of these documents is a summary only, and is qualified in its entirety by reference to such documents.

     Subject to the restrictions described above, the TPG Parties may, from time to time, subject to developments with respect to the Company and market conditions, consider and explore the purchase or sale of Common Stock or other securities of the Company.

     Except as set forth herein, neither TPG Advisors nor the TPG Parties do not have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In addition, the Investor Nominees, in their capacity as members of the Board, may, from time to time, propose that the Board consider one or more of such actions.

Item 5.   Interest in Securities of the Issuer.

     (a), (b) As of the date hereof, neither TPG Advisors nor any of the TPG Parties holds of record any shares of Common Stock or other securities of the Company. However, by virtue of the execution of the Investment Agreement, TPG Advisors, as the general partner of the general partner of TPG, TPG Parallel and TPG Investors, as the general partner of the general partner of the sole member of TPG Magellan, and as the general partner of TPG 1999, TPG Advisors may be deemed to beneficially own up to 8,045,333 shares of Common Stock, representing in the aggregate 20.1% of the outstanding shares of Common Stock (based on the number of shares of Common Stock represented by the Company in the Investment Agreement to be outstanding as of July 13, 1999).

     (c) Except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by TPG Advisors or to the best of its knowledge, any of the individuals identified in Item 2.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     Except as set forth in this statement, to the best knowledge of TPG Advisors, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.   Material to be Filed as Exhibits

Exhibit 1 Investment Agreement, dated as of July 19, 1999 by and between TPG Magellan LLC and Magellan Health Services, Inc.

Exhibit 2 Registration Rights Agreement, dated as of July 19, 1999 by and between Magellan Health Services, Inc. and TPG Magellan LLC.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Advisors II, Inc. is true, complete and correct.

Dated:  July 26, 1999

                                          TPG ADVISORS II, INC.


                                          By:  /s/ James J. O'Brien
                                               ---------------------------
                                          Name:    James J. O'Brien
                                          Title:   Vice President